SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Nortek, Inc.

(Name of Issuer)

Shares of Common Stock, $0.01 par value

(Title of Class of Securities)

656559309

(CUSIP Number)

April 27, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 656559309	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Value Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 656559309	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVP Special Situations LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 656559309	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Victor Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by and on behalf of Strategic Value Partners, LLC, a Delaware limited liability company (“Strategic Value Partners”), SVP Special Situations LLC, a Delaware limited liability company (“Special Situations”), and Victor Khosla (“Mr. Khosla,” together with Strategic Value Partners, and Special Situations, the “Reporting Persons”).

Strategic Value Partners is the investment adviser of, and exercises investment discretion over Strategic Value Master Fund, Ltd., a Cayman Islands exempted company (“SV Master Fund”).

Special Situations is the investment adviser of, and exercises investment discretion over Strategic Value Special Situations Master Fund, L.P., a Cayman Islands limited partnership (“SS Master Fund”). Strategic Value Partners is also the sole member of Special Situations. Strategic Value Partners and Special Situations are both indirectly majority owned and controlled by Mr. Khosla. Mr. Khosla is the Chief Investment Officer of Strategic Value Partners.

This Amendment relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Nortek, Inc., a Delaware corporation (the “Issuer”) and modifies the original Schedule 13G filed on February 13, 2012 (the “Original 13G”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated as below:

(a)	Strategic Value Partners and Mr. Khosla may be deemed the beneficial owners of 0 shares of Common Stock.

Special Situations may be deemed the beneficial owners of 0 shares of Common Stock.

(b)	Strategic Value Partners and Mr. Khosla may be deemed the beneficial owners of 0% of the outstanding shares of Common Stock.

Special Situations may be deemed the beneficial owners of 0% of the outstanding shares of Common Stock.

(c)	Strategic Value Partners and Mr. Khosla have the shared power to vote and dispose of 0 shares of Common Stock beneficially owned.

Special Situations has the shared power to vote and dispose of 0 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 of the Original 13G is hereby amended and restated as below:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Item 6 of the Original 13G is hereby amended and restated as below:

Not applicable.

Item 10	Certification.

By signing below each of the reporting persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Strategic Value Partners, LLC		SVP Special Situations LLC
		By:	Strategic Value Partners, LLC
By:	Victor Khosla, Chief Investment Officer		By: Victor Khosla, Chief Investment Officer

By:	/s/ Victor Khosla	By:	/s/ Victor Khosla
Name: Victor Khosla		Name: Victor Khosla

Victor Khosla

By:	/s/ Victor Khosla
Name: Victor Khosla

Date: April 27, 2012